UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004

                                   CELANESE AG
              -----------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    ----------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

               Form 20-F    X                         Form 40-F
                         -------                               -------

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                     No     X
                        -------                                --------

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-__________.


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


                                   CELANESE AG


On October 21, 2004 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Disclosure Notice in accordance with
Section 15 of the Germany Securities Trading Law as well as a press release, each announcing changes in the Celanese Group organization and management structure. The Disclosure Notice and the press release are attached as Exhibits
99.1 and 99.2 to this report on Form 6-K and incorporated by reference herin.








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


                                    EXHIBITS

       Exhibit No.              Exhibit
       ----------               -------

          99.1                  Disclosure Notice in accordance with
                                Section 15 of the German Securities
                                Trading Law issued on October 21, 2004
                                announcing the changes in the Celanese
                                Group organization and management
                                structure.

          99.2 Press release dated October 21, 2004 announcing changes in the Celanese Group organization and management structure.







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


                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CELANESE AG
                                   (Registrant)

                                   By:        /s/ P. W. Premdas
                                             --------------------------------
                                   Name :    Perry W. Premdas
                                   Title:    Member of the Management Board
                                             (Chief Financial Officer)


Date: October 21, 2004


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


                                  EXHIBIT INDEX


    Exhibit No.                Exhibit
    -----------                --------

       99.1                    Disclosure Notice in accordance with
                               Section 15 of the German Securities
                               Trading Law issued on October 21, 2004
                               announcing the changes in the Celanese
                               Group organization and management
                               structure.

       99.2 Press release dated October 21, 2004 announcing changes in the Celanese
                               Group organization and management
                               structure.